UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 21, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk – major shareholder announcement

Bagsværd, Denmark, 21 February 2022 – Novo Nordisk today announced that the company has been notified by BlackRock, Inc. (Blackrock) as follows:

Blackrock holds as of 15 February 2022 B shares equal to 4.98% of the entire share capital of Novo Nordisk. The total B shares according to section 38 of the Danish Capital Markets Act, and other financial instruments according to section 39(2)(1) of the Danish Capital Markets Act and financial instruments with similar effects according to section 39(2)(2) of the Danish Capital Markets Act held by Blackrock correspond to 5.00% of the entire share capital and below 5% of the voting rights.

Blackrock holds as of 16 February 2022 B shares below 5% of the entire share capital of Novo Nordisk. The total B shares according to section 38 of the Danish Capital Markets Act, and other financial instruments according to section 39(2)(1) of the Danish Capital Markets Act and financial instruments with similar effects according to section 39(2)(2) of the Danish Capital Markets Act held by Blackrock correspond to below 5% of the entire share capital and below 5% of the voting rights.

This announcement is in accordance with section 30 of the Danish Capital Markets Act.

For a full chain of controlled undertakings through which the voting rights and/or the financial instruments are held, please see the annexes.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO).

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mhpz@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Annex 1: Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity as of 15 February 2022

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock Japan Co., Ltd.			Below 5%
Trident Merger, LLC			Below 5%
BlackRock Finance Europe Limited			Below 5%
BlackRock Australia Holdco Pty. Ltd.			Below 5%
BlackRock Group Limited			Below 5%
BlackRock Institutional Trust Company, National Association			Below 5%
BlackRock Delaware Holdings Inc.			Below 5%
BlackRock Holdco 2, Inc.			Below 5%
BlackRock HK Holdco Limited			Below 5%
BlackRock (Netherlands) B.V.			Below 5%
BlackRock Canada Holdings ULC			Below 5%
BlackRock Capital Holdings, Inc.			Below 5%
BlackRock Advisors (UK) Limited			Below 5%
BlackRock (Singapore) Holdco Pte. Ltd.			Below 5%
BlackRock Investment Management Ireland Holdings Limited			Below 5%
Amethyst Intermediate, LLC			Below 5%

Annex 2: Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity as of 16 February 2022

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock Japan Co., Ltd.			Below 5%
BlackRock Investment Management, LLC			Below 5%
BlackRock Investment Management (UK) Limited			Below 5%
BlackRock Investment Management (Australia) Limited			Below 5%
BlackRock International Limited			Below 5%
BlackRock Institutional Trust Company, National Association			Below 5%
BlackRock Fund Advisors			Below 5%
BlackRock Financial Management, Inc.			Below 5%
BlackRock Asset Management North Asia Limited			Below 5%
BlackRock Asset Management Deutschland AG			Below 5%
BlackRock Asset Management Canada Limited			Below 5%
BlackRock Advisors, LLC			Below 5%
BlackRock Advisors (UK) Limited			Below 5%
BlackRock (Singapore) Limited			Below 5%

BlackRock Asset Management Ireland Limited	Below 5%
Aperio Holdings, LLC	Below 5%

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 16 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 21, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer